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ANNUAL AUDITED REPORT
FORM X-17A-5*
PART 111

SEC FILE NUMBER
8-70063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **08/30/18** (MM/DD/YY) AND ENDING **09/30/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Veterans Group, PBC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite PH04
(No. and Street)

Melville (City) **NY** (State) **11747** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ben Biles **(646) 933-8387**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Suite 2-1680 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

SEC Mail Processing
NOV 29 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Securities and Exchange Commission
Trading and Markets
NOV 29 2019
RECEIVED

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

yw MKA

OATH OR AFFIRMATION

I, Ben Bites, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Vets Group, PBC, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of ARLINGTON
Commonwealth of Virginia
The foregoing instrument was acknowledged before me this 26 day of NOVEMBER, 2019 by BEN BILES

Notary Public

Reg. # 7539034 Com. Exp. 01/31/2021

Notary Public

WADE HAMILTON FRANKLIN NOTARY PUBLIC REG # 7539034 COMMISSION EXPIRES 01/31/2021 COMMONWEALTH OF VIRGINIA

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public Available

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
American Veterans Group, PBC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Veterans Group, PBC (the "Company") as of September 30, 2019, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

November 27, 2019
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Publicly Available

AMERICAN VETERANS GROUP, PBC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019

ASSETS

Cash	$ 440,425
Deposit with Clearing Broker	100,000
Due from Clearing Broker	1,253,985
Prepaid Expenses	42,276
Property and Equipment, Net of Accumulated Depreciation of $5,529	25,951
Right of Use Asset	18,674
Securities owned, at Fair value	10,860
Accounts Receivable - other	1,164
TOTAL ASSETS	$ 1,893,335

LIABILITIES AND SHAREHOLDERS' EQUITY

Subordinated Loans	$ 1,719,933
Accounts Payable and Accrued Expenses	138,781
Lease Liability	18,674
Due to Broker	10,947
Total Liabilities	1,888,335
Shareholders' Equity	
Paid-in Capital	
Common Stock, Par value per share of $.01, 100,000 Shares Authorized, 10,000 issued and outstanding	100
Retained Earnings	4,900
Total Shareholders' Equity	5,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,893,335

See Accompanying Notes to Financial Statements.

Publicly Available

Organization and Description of Business: American Veterans Group, PBC (the "Company") is a registered broker dealer organized under the laws of the state of Delaware on October 20, 2017. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company engages as a broker or dealer in retailing of corporate equity securities, corporate debt securities and municipal securities. The Company also acts as underwriter or selling group participant of corporate securities (other than mutual funds) and municipal securities.

The Company operates from an office located in Melville, New York.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash: The Company maintains its cash in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment. Deferred tax assets and liabilities represent the future tax consequence for those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. Interest and penalties associated with tax positions are recognized in the statement of income if material.

The Company has evaluated its income taxes in accordance to ASC 740 and determined that deferred tax assets and liabilities as of September 30, 2019 are insignificant.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles ("GAAP"). Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Fair Value of Financial Instruments: The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented on the statement of financial condition.

Publicly Available

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease for its office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company adopted the standard on January 1, 2019. Application of the standard using the modified retrospective approach had no effect on the reported financial position, statement of operations or related disclosures.

Revenue Recognition: The FASB has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes riskless principal revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard. Underwriting Income is recognized upon the sale of the related securities.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B – SECURITIES OWNED

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1– Valuations based on quoted prices in active markets for identical investments.

Publicly Available

NOTE B – SECURITIES OWNED(CONTINUED)

Level 2- Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3- Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

	Fair Value Measurements September 30, 2019	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Municipal Bonds	$10,360	-	$10,360	-

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

NOTE C - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had net capital of $1,654,885 which was $1,554,885 above its required net capital of $100,000 and its percentage of aggregate indebtedness to net capital was 9.05%.

NOTE D - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – DUE FROM AND DEPOSIT WITH CLEARING BROKER

The Company clears all proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

Amounts due from the Company's clearing broker consist of Riskless Principal Income Receivable and funds on deposit in various accounts.

Publicly Available

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at September 30, 2019.

NOTE G – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has several subordinated loans at September 30, 2019, as follows:

Subordinated loans	Rate			Amount	Payable at
Shareholder - 1	12	%	$	50,000	January 30, 2023
Shareholder - 2	12			50,000	December 4, 2023
Shareholder - 3	12			142,500	February 2, 2023
Shareholder - 3	12			75,933	June 23, 2024
Shareholder - 4	12			137,500	September 5, 2023
Shareholder - 5	12			50,000	December 12, 2022
Shareholder - 6	12			114,000	April 21, 2023
Financial Institution	12			1,100,000	October 1, 2023
Total			$	1,719,933	

These subordinated loans are covered by agreements approved by the Financial Industry Regulatory Authority ("FINRA") and are thus available in computing the net capital under the Securities and Exchange Commissions' uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital, they may not be repaid. The subordinated loans, except for the financial institution, are with shareholders of the Company.

NOTE H - LEASE

The Company has a lease for office premises that expires in August 2020 with an initial noncancelable term in excess of one year. The Company classifies the lease as operating leases. The lease contains a renewal option for a period of one year. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in the balance sheet as of September 30, 2019 were as follows:

Right of Use Assets	$18,674
Lease Liability	18,674

Rent expense for the period ended September 30, 2019 was approximately $22,750.

NOTE I - INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense(benefit)	$ -
Deferred income tax expense(benefit)	-
Income tax expense(benefit)	$ -

The Company's current income tax expense differs from the amounts computed by applying the combined federal and state income tax rates to the income before income taxes due to the realization of a net operating loss carryforward from the prior year and the use of cash basis reporting for income tax purposes and non-deductible expenses.

Publicly Available

NOTE I - INCOME TAXES (CONTINUED)

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at September 30, 2019 relate primarily to a net operating loss carryforward and to the use of the cash basis of accounting for income tax reporting.

Deferred tax assets and liabilities as of September 30, 2019 consisted of the following:

Deferred Tax asset arising from net operating loss carryforward	$ 5,000
Deferred tax liability arising from accrual to cash timing differences	(5,000)
Net deferred tax accounts	$ -

The Company utilized approximately $55,000 of net operating loss carryforwards during 2019.

The Company has a Net Operating Loss carryforward that may be used to reduce taxable income in future years of approximately $16,000 that expires in 2038.

JW 12/26